

November 12, 2014

Via E-mail
Charles P. Toppino
President and Chief Executive Officer
OPC Residential Properties Trust, Inc.
10250 Constellation Boulevard, Suite 2770
Los Angeles, CA 90067

> **Re:** **OPC Residential Properties Trust, Inc.**
> **Form 10**
> **Filed October 14, 2014**
> **File No. 000-55293**

Dear Mr. Toppino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. As such, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. If our comments are not addressed within this 60-day time period, and you have not withdrawn this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

2. Please provide us with support for all quantitative and qualitative business and industry data used in the Form 10. For example only, we note your disclosure starting on page 6 in

the section "Industry Overview." Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us, if true, that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Cautionary Note Regarding Forward-Looking Statements, page ii

3.   We note your disclaimer as to forward-looking statements and your reference to Section 21E of the Securities Exchange Act of 1934. Please note that you do not appear eligible for the safe harbor for forward-looking statements available under the Private Securities Litigation Reform Act because you are not currently a reporting company. Please revise your disclosure as appropriate.

Item 1. Business, page 1

Our Advisor, page 3

4.   We note that you will pay compensation to your Advisor, Pintar Investment Company ("Pintar") and Vertical Real Estate Services, Inc. ("Vertical"). In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to these entities, break out the amounts paid pursuant to the asset management fee, any additional fees and the reimbursement provision.

Our Operating Partners, page 3

5.   Please revise your disclosure to more specifically describe the experience of Pintar in acquiring and managing homes, including how long Pintar has been managing homes. In addition, please provide a general description of the properties managed by Pintar, including the states in which such properties are managed and how long such properties have been managed. Please similarly revise your disclosure regarding Vertical, as applicable.

6.   We note that you intend to enter into a joint venture with Pintar and Vertical will serve as your property manager. Please file each of the agreements with Pintar and Vertical in accordance with Item 601(b)(10) of Regulation S-K or advise.

Item 1A. Risk Factors, page 10

7.   Please add a risk factor to describe the risk that it may be difficult to terminate your advisory agreement even for poor performance as you may incur significant fees upon termination or advise.

Item 5. Directors and Executive Officers, page 40

8.   Please ensure that you provide at least 5 years of experience for each executive officer, significant employee and director. For example only, please disclose Mr. Pascual's experience from 2010 to 2013. Additionally, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Investment Committee, page 44

9.   Please clarify the circumstances under which your advisor and investment committee must seek approval from your board of directors prior to making investments.

Note 2 – Summary of Significant Accounting Policies

Organizational and Offering Costs

10.   Please revise your disclosure to include your accounting policy for organization and offering costs. Reference is made to paragraph 720-15-25-1 of the FASB Accounting Standards Codification and SAB Topic 5A.   In addition, please disclose the amount of organizational and offering costs incurred to date that are subject to reimbursement. If any material amounts were incurred subsequent to the balance sheet date, this information should at a minimum be disclosed as a subsequent event.

Note 4 – Related Party Arrangements, page F-9

11.   As indicated elsewhere in your filing, we note you intend to enter into an advisory agreement to have your Advisor manage your day-to-day activities. To the extent the terms and conditions of the agreement has been determined, please disclose the significant terms related to these agreements. Expanded disclosures should include information related to fees and compensation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee at (202)551-3468 or Robert Telewicz at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Rosemarie A. Thurston, Esq. (*via e-mail*)